EXHIBIT 99.3

Electra Reports Q1 2026 Progress as Refinery Construction Accelerates

TORONTO, May 14, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today filed its operating results for the three months ended March 31, 2026, including the completion of several milestones in the construction of North America’s first battery-grade cobalt sulfate refinery.

During the quarter, Electra advanced several refinery construction activities, approved a comprehensive construction budget and execution schedule, strengthened its commercial position through a strategic supply agreement with LG Energy Solution, and enhanced financial flexibility through expanded capital markets initiatives and government support.

“During the quarter, we executed several construction activities supported by disciplined capital management while maintaining a strong liquidity position,” said David Allen, Interim CFO. “Electra ended the quarter with approximately $40 million in cash and a defined refinery construction budget, providing a strong foundation as we execute our project plan and advance toward commissioning.”

Refinery Construction

  In the first quarter of 2026, Electra’s Board of Directors approved a US$73 million construction budget and execution schedule to complete the refinery, with commissioning targeted for Q4 2026, mechanical completion targeted for Q2 2027, and commercial production anticipated in Q4 2027.
  The Company confirmed completion of the refinery early works program and the transition to full-scale construction activities at its permitted cobalt sulfate refinery in Ontario, Canada. The work program included completion of key infrastructure such as exterior pipe racks connecting major process buildings, with civil, structural, concrete and tank installation activities continuing across the site.
  Subsequently, the Company awarded a US$6.1 million engineering, project management and construction management contract to EXP Services Inc. to support refinery construction activities.
  In April, Electra then awarded additional construction contracts across key refinery process areas, including structural, mechanical and piping work associated with the crystallizer circuit and dry product handling infrastructure.
  In May, Electra awarded a C$25 million refinery construction contract under a Limited Notice to Proceed for the solvent extraction building package.
  Electra has now awarded approximately C$32 million in refinery construction contracts, representing a significant portion of the expected construction scope associated with the refinery restart and completion program.

Commercial Contracts

  In March, Electra entered into a strategic supply agreement with LG Energy Solution to supply battery-grade cobalt sulfate from the Company’s refinery, supporting future North American battery production and strengthening Electra’s position within the lithium-ion battery supply chain.
  The updated LGES agreement includes a firm commitment for approximately 60% of the refinery’s planned cobalt sulfate production for up to six years.

Funding & Liquidity

  In May, the Company announced a definitive C$20 million investment agreement with the Government of Canada under the Strategic Response Fund (SRF) to support completion and commissioning of the refinery. The funding includes a non-repayable contribution of 25% and a repayable contribution of up to 75%.
  During the quarter, the Company increased the size of its at-the-market equity program to US$25 million and raised approximately US$4.6 million in net proceeds through the issuance of common shares at an average price of US$0.91 per share.
  The Company reported cash and cash equivalents of C$40.2 million as at March 31, 2026.

“Electra has a fully permitted refinery under construction, a clear execution plan, strong government support, and a strategic commercial agreement with LG Energy Solution covering a significant portion of future production,” said Trent Mell, CEO. “We are executing against our construction plan, key refinery packages have now been awarded, and we are delivering a strategic battery materials asset for the North American market.”

Electra is advancing a North American critical minerals platform focused on refining, recycling, and the development of battery materials supply chain infrastructure for lithium-ion batteries for energy storage, defence, and other industrial applications. As governments and industry participants increasingly prioritize secure and localized supply chains, Electra’s hydrometallurgical processing platform provides a foundation for future expansion into additional battery materials and related refining opportunities.

The Company’s primary focus is the expansion and recommissioning of its permitted refinery complex, which is expected to become North America’s first battery-grade cobalt sulfate refinery. The refinery is designed to initially produce approximately 5,120 tonnes per annum of battery-grade cobalt sulfate, with plans to increase production capacity to approximately 6,500 tonnes per annum.

The Company has secured all operating permits required for refinery operations and construction activities currently contemplated within the project scope. Electra continues to evaluate future growth opportunities, including black mass recycling, nickel refining, and other downstream battery materials initiatives.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.